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                                                              EXHIBIT 99(a)(15)


      Compuware Extends Tender Offer for Viasoft, Inc. to January 10, 2000

FARMINGTON HILLS, Mich., Dec. 20 -- Compuware Corporation (Nasdaq: CPWR) announced today that Compuware and Viasoft, Inc. (Viasoft) have agreed to extend the offer of CV Acquisition, Inc., a wholly owned merger subsidiary of Compuware, to purchase all outstanding shares of common stock of Viasoft for $9.00 per share until 11:59 p.m., New York City time, on Monday, January 10, 2000. This tender offer is being made pursuant to an Agreement and Plan of Merger between Compuware and Viasoft dated July 14, 1999, as amended. As a consequence of the extension of the expiration date, holders of Viasoft common stock may tender or withdraw shares until 11:59 p.m., New York City time, on Monday, January 10, 2000, unless the offer is further extended. The offer was previously scheduled to expire on December 20, 1999. (Photo: http://www.newscom.com/cgi-bin/prnh/19991203/CPWRLOGO) Based on the latest count of tendered shares, approximately 13,387,866 shares of Viasoft common stock, or approximately 74 percent of common shares outstanding, have been validly tendered and not withdrawn pursuant to the tender offer.

Compuware and Viasoft announced the extension in order to provide additional time to pursue available options in defense of the civil action filed by the U.S. Department of Justice on Friday, October 29, 1999 to enjoin Compuware's planned acquisition of Viasoft.

Compuware Corporation

Compuware productivity solutions help 14,000 of the world's largest corporations more efficiently maintain and enhance their most critical business applications. Providing immediate and measurable return on information technology investments, Compuware products and services improve quality, lower costs and increase the speed at which systems can be developed, implemented and supported. Compuware employs approximately 15,000 information technology professionals worldwide. With trailing 12-month revenues of more than $1.9 billion, Compuware is a world leader in the practical implementation of enterprise and e-commerce solutions. For more information about Compuware, please contact the corporate offices at 800-521-9353. You may also visit Compuware on the World Wide Web at www.compuware.com .

Viasoft, Inc.

Headquartered in Phoenix, Ariz., Viasoft provides sales and professional services through regional offices in the United States, Canada, Australia, Europe and a growing network of international subsidiaries, distributors and resellers. For more information on Viasoft's services and technologies, please visit the company's World Wide Web site at www.viasoft.com .

/CONTACT: Christopher M.F. Norris, Director, Corporate Communications of Compuware Corporation, 248-737-7506; or Mark Schonau, Senior Vice President of Finance & Administration of Viasoft, Inc., 602-808-1090/